UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

______________________________

Jefferies Credit Partners BDC Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title and Class of Securities)

None
(CUSIP Number)

Turner Herbert
Abu Dhabi Investment Authority
211 Corniche
PO Box 3600
Abu Dhabi, United Arab Emirates
+971 2 4150000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 2, 2024
(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. None

(1)	Name of Reporting Persons: Abu Dhabi Investment Authority
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 571,859.082431
	(8)	Shared Voting Power 0 (1)
	(9)	Sole Dispositive Power 10,152,775.063
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,152,775.063
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 87.0% (2)
(14)	Type of Reporting Person (See Instructions): OO (3)

(1) See Item 4 disclosure on Voting Trust Agreement.
(2) Based on 11,670,593.519 shares of Common Stock of Jefferies Credit Partners BDC Inc. (the “Issuer”) outstanding as of January 23, 2024, based on information received from the Issuer.
(3) Abu Dhabi Investment Authority (“ADIA”) is a public institution established in 1976 by the Government of the Emirate of Abu Dhabi (“the Government”) as an independent investment institution. ADIA is wholly owned and subject to constitutional supervision by the Government. ADIA has an independent legal identity with full capacity to act in fulfilling its statutory mandate and objectives.

CUSIP No. None

(1)	Name of Reporting Persons: Platinum International Investment Holdings RSC Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 571,859.082431
	(8)	Shared Voting Power 0 (1)
	(9)	Sole Dispositive Power 10,152,775.063
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,152,775.063
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 87.0% (2)
(14)	Type of Reporting Person (See Instructions): CO

(1) See Item 4 disclosure on Voting Trust Agreement.
(2) Based on 11,670,593.519 shares of Common Stock of the Issuer outstanding as of January 23, 2024, based on information received from the Issuer.

Schedule 13D
CUSIP No. None

(1)	Name of Reporting Persons: Platinum Falcon B 2018 RSC Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 571,859.082431
	(8)	Shared Voting Power 0 (1)
	(9)	Sole Dispositive Power 10,152,775.063
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,152,775.063
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 87.0% (2)
(14)	Type of Reporting Person (See Instructions): CO

(1) See Item 4 disclosure on Voting Trust Agreement.
(2) Based on 11,670,593.519 shares of Common Stock of the Issuer outstanding as of January 23, 2024, based on information received from the Issuer.

AMENDMENT NO. 2 TO SCHEDULE 13D

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Abu Dhabi Investment Authority (“ADIA”), Platinum International Investment Holdings RSC Limited (“Platinum Holdings”) and Platinum Falcon B 2018 RSC Limited (“Platinum Falcon”, and together with Platinum Holdings and ADIA, the “Reporting Persons”) on December 13, 2023, as amended by Amendment No. 1 filed on January 25, 2024. This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference. Unless otherwise disclosed in this Schedule 13D, as amended, the shares of Common Stock of the Issuer were purchased by Platinum Falcon with the working capital of Platinum Falcon.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

Amended and Restated Subscription Agreement
Platinum Falcon entered into an amended and restated subscription agreement (the “A&R Subscription Agreement”) on February 2, 2024, with the Issuer, Senior Credit Investments, LLC, and Jefferies Credit Management Holdings LLC, which amends and restates the previously disclosed Subscription Agreement.  Pursuant to the A&R Subscription Agreement, Platinum Falcon has agreed to purchase shares of Common Stock of the Issuer for an aggregate purchase price equal to $625 million (the “Commitment”), with purchases to be made on or before each of the dates set forth on Schedule I to the A&R Subscription Agreement in the respective aggregate amount of value of shares of Common Stock set forth opposite such date (each such date, a “Purchase Date”, and the amount paid on such Purchase Date, the respective “Purchase Payment”) in accordance with the Issuer’s governing documents. Pursuant to the A&R Subscription Agreement, the Issuer will issue drawdown notices (each such drawdown notice, a “Notice”) to Platinum Falcon to draw down the Commitment to make investments in accordance with Schedule I to the A&R Subscription Agreement at least seven days prior to the respective Purchase Date.
Notwithstanding the foregoing, pursuant to the A&R Subscription Agreement, Platinum Falcon is obligated to purchase shares of Common Stock at such times and in such amounts as Jefferies Credit Management LLC, the Issuer’s investment adviser (the “Adviser”), shall determine in its sole and absolute discretion by providing written notice to Platinum Falcon not less than seven days prior to the applicable Purchase Date, unless otherwise agreed by Platinum Falcon, provided that any such purchases will automatically reduce (on a dollar for dollar basis) the next scheduled Purchase Payment set forth on Schedule I of the A&R Subscription Agreement.  Further, the Adviser may defer a scheduled Purchase Payment, which will automatically increase (on a dollar for dollar basis) the next scheduled Purchase Payment.
Pursuant to the A&R Subscription Agreement, Platinum Falcon may not transfer its Common Stock without complying with the provisions of the governing documents of the Issuer.  Under the governing documents of the Issuer, the prior written consent of the Issuer is required for any transfer of Common Stock prior to the listing of the shares of Common Stock on a national securities exchange, if any. Notwithstanding the foregoing, however, prior to the listing of the shares of Common Stock on a national securities exchange, if any, Platinum Falcon is permitted under the governing documents and the Letter Agreement to transfer all or part of its Common Stock, provided that (i) the Issuer provides prior written consent to any such transfer, which shall not be unreasonably withheld or delayed, (ii) any purported transferee satisfies applicable eligibility and/or suitability requirements and (iii) any such transfer is made in connection with transactions exempt from, or not subject to, the registration requirements of the Securities Act of 1933, as amended.
The foregoing description of the A&R Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the A&R Subscription Agreement, which is filed as Exhibit 99.1 and is incorporated herein by reference.
Assignment of Shares of Common Stock
In connection with and consideration for Platinum Falcon’s entry into the A&R Subscription Agreement, on February 2, 2024, Jefferies Credit Partners LLC assigned and transferred 264,690 shares of Common Stock to Platinum Falcon, with an effective date of such assignment and transfer of December 7, 2023.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 11,670,593.519 shares of Common Stock of the Issuer outstanding as January 23, 2024, based on information received from the Issuer.  The shares of Common Stock reported herein are directly held and beneficially owned by Platinum Falcon.  Platinum Holdings, the sole owner of Platinum Falcon, may be deemed to beneficially own the shares of Common Stock directly held by Platinum Falcon.  ADIA, the sole owner of Platinum Holdings, may be deemed the beneficial owner of the shares of Common Stock directly held by Platinum Falcon. The information in Item 4 regarding voting power over the shares of Common Stock reported herein under the Voting Trust Agreement and the termination provisions of the Voting Trust Agreement are incorporated herein by reference.

(c) The information in Items 3 and 4 are incorporated herein by reference. Except as disclosed in this Schedule 13D, as amended, there have been no transactions by the Reporting Persons or the Scheduled Persons in the securities of the Issuer during the past sixty days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

The A&R Subscription Agreement is filed as Exhibit 99.1 and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1
Amended and Restated Subscription Agreement, entered into on February 2, 2024, by and among Jefferies Credit Partners BDC Inc., Senior Credit Investments, LLC, Jefferies Credit Management Holdings LLC, and Platinum Falcon B 2018 RSC Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 6, 2024

ABU DHABI INVESTMENT AUTHORITY
By:	/s/ Hamad Shahwan AlDhaheri
Name:	Hamad Shahwan AlDhaheri
Title:	Authorized Signatory

By:	/s/ Saif Surour AlMashghouni
Name:	Saif Surour AlMashghouni
Title:	Authorized Signatory
PLATINUM INTERNATIONAL INVESTMENT HOLDINGS RSC LIMITED
By:	/s/ Ahmed Salem Abdulla AlNeyadi
Name:	Ahmed Salem Abdulla AlNeyadi
Title:	Authorized Signatory

By:	/s/ Mubarak Awad Qanazel AlAmeri
Name:	Mubarak Awad Qanazel AlAmeri
Title:	Authorized Signatory

PLATINUM FALCON B 2018 RSC LIMITED
By:	/s/ Ahmed Salem Abdulla AlNeyadi
Name:	Ahmed Salem Abdulla AlNeyadi
Title:	Authorized Signatory

By:	/s/ Mubarak Awad Qanazel AlAmeri
Name:	Mubarak Awad Qanazel AlAmeri
Title:	Authorized Signatory